UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding authorization for acquisition of preferred shares by director of the Board

On August 13, 2014 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed that pursuant to article 404 of the Colombian Code of Commerce, the Board of Directors extended an authorization issued on February 10, 2014 regarding the direct or indirect acquisitions by Mr. Luis Carlos Sarmiento Angulo (acting director of the Board) of preferred shares of company up to an amount of COP 150,000,000,000 (approximately US$79.6 million). Such authorization was extended until August 13, 2015.

The authorization was given by the unanimous vote of the directors, except for the requester, Mr. Sarmiento Angulo. In order to grant its authorization, the Board considered that the acquisitions to be made pursuant to such authorization will be completed under market conditions, with no speculative purposes and based on publicly available information, as reported by Mr. Sarmiento Angulo in his request and pursuant to the considerations made by the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel